1934 Act Registration No. 1-14696

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2006

China Mobile (Hong Kong) Limited

(Translation of registrant’s name into English)

60/F The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page

1.1	Joint Announcement, dated March 28, 2006

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE (HONG KONG) LIMITED

Date: March 28, 2006	By:	/s/ Wang Jianzhou
	Name:	Wang Jianzhou
	Title:	Chairman and Chief Executive Officer

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Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE (HONG KONG) LIMITED	CHINA RESOURCES PEOPLES TELEPHONE COMPANY LIMITED
(Incorporated in Hong Kong under the Companies Ordinance with limited liability)	(Incorporated in Hong Kong under the Companies Ordinance with limited liability)
(Stock Code: 941)	(Stock Code: 331)

COMPLETION OF COMPULSORY ACQUISITION AND

WITHDRAWAL OF LISTING OF SHARES OF

CHINA RESOURCES PEOPLES TELEPHONE COMPANY LIMITED

Compulsory Acquisition of the outstanding Peoples Shares not already held or acquired by the Offeror pursuant to the Share Offer is completed on Tuesday, 28 March 2006. As a result of the Compulsory Acquisition, Peoples becomes a wholly-owned subsidiary of the Offeror and an indirect wholly-owned subsidiary of CMHK.

Trading of Peoples Shares on the Stock Exchange has been suspended with effect from 9:30 a.m. on Friday, 13 January 2006 up to the withdrawal of listing of Peoples Shares from the Stock Exchange pursuant to Rule 6.15 of the Listing Rules.

Listing of Peoples Shares on the Stock Exchange will be withdrawn with effect from 9:30 a.m. on Wednesday, 29 March 2006.

INTRODUCTION

Reference is made to the joint announcements dated 20 October 2005, 9 November 2005, 29 December 2005 and 12 January 2006 and the composite offer and response document dated 10 November 2005 (the “Composite Document”) issued by China Mobile (Hong Kong) Limited and China Resources Peoples Telephone Company Limited in relation to the voluntary conditional cash offers by China International Capital Corporation (Hong Kong) Limited and Merrill Lynch (Asia Pacific) Limited on behalf of Fit Best Limited, a wholly-owned subsidiary of CMHK, to acquire all the issued Peoples Shares and to cancel all outstanding Peoples Options (other than those already owned by the Offeror, CMHK or the Concert Parties).

Unless the context otherwise requires, capitalised terms used in this announcement shall have the same meanings as defined in the Composite Document.

COMPULSORY ACQUISITION

As at 4:00 p.m. on Thursday, 12 January 2006, being the date of closing of the Share Offer, the Offeror had received valid acceptances in respect of 741,294,601 Peoples Shares under the Share Offer, representing approximately 99.68% of the issued Peoples Shares.

As the level of acceptances has reached the prescribed level for compulsory acquisition under the Companies Ordinance, the Offeror has exercised its rights under the Companies Ordinance to compulsorily acquire all those Peoples Shares not already held or acquired by the Offeror (the “Compulsory Acquisition”).

On Tuesday, 24 January 2006, the Offeror has, pursuant to Section 168(1) of and Part 1 of the Ninth Schedule to the Companies Ordinance, given the holders of the outstanding Peoples Shares notices that the Offeror desires to acquire all outstanding Peoples Shares (the “RE1 Notices”).

On Friday, 10 February 2006, the Offeror has, pursuant to Section 168(1) of and Part 2 of the Ninth Schedule to the Companies Ordinance, given the holders of the outstanding Peoples Shares notices calling on them to decide whether or not to exercise their rights to require the Offeror to acquire the outstanding Peoples Shares held by them (the “RE2 Notice”).

As of 27 March 2006, the Offeror has received valid acceptances in response to the RE2 Notices in respect of 1,694,000 Peoples Shares, representing approximately 0.23% of the issued Peoples Shares. No application has been made by any holders of outstanding Peoples Shares to the court for an order to the contrary in respect of the Compulsory Acquisition according to searches made at the court on 27 March 2006. As the two-month period from the date on which the RE1 Notices were given has expired on 24 March 2006, and no such application has been made within this two-month period, in accordance with the Companies Ordinance, the Offeror is entitled and bound to acquire all the remaining outstanding Peoples Shares.

Pursuant to the Compulsory Acquisition, all the outstanding Peoples Shares are transferred to the Offeror on Tuesday, 28 March 2006. As a result of the Share Offer and the Compulsory Acquisition, the Offeror becomes the holder of 743,641,019 Peoples Shares, being all the Peoples Shares in issue, and therefore Peoples becomes a wholly-owned subsidiary of the Offeror and an indirect wholly-owned subsidiary of CMHK.

Payment of the consideration payable by the Offeror to holders of outstanding Peoples Shares who have neither responded to the RE2 Notices in accordance with the procedures and requirements set out therein nor exercised their rights pursuant to the provisions of Part 2 of the Ninth Schedule to the Companies Ordinance to require the Offeror to acquire their outstanding Peoples Shares, is made on Tuesday, 28 March 2006 by the Offeror to Peoples, such payment to be held in a separate bank account on trust for the benefit of such Peoples Shareholders. Any such Peoples Shareholders can apply to have the consideration in respect of their outstanding Peoples Shares transferred or delivered to them by attending in person or applying in writing to the Company Secretary of Peoples at 8th Floor, Manhattan Centre, 8 Kwai Cheong Road, Kwai Chung, Kowloon, Hong Kong and producing satisfactory evidence of their entitlement to the consideration (which includes the relevant share certificate(s) and/or other document(s) of title and/or a satisfactory indemnity in respect thereof).

WITHDRAWAL OF LISTING

Trading of Peoples Shares on the Stock Exchange has been suspended with effect from 9:30 a.m. on Friday, 13 January 2006 up to the withdrawal of listing of Peoples Shares from the Stock Exchange pursuant to Rule 6.15 of the Listing Rules.

Listing of Peoples Shares on the Stock Exchange will be withdrawn with effect from 9:30 a.m. on Wednesday, 29 March 2006.

By order of the Board CHINA MOBILE (HONG KONG) LIMITED Wang Jianzhou Chairman, Executive Director and Chief Executive Officer	By order of the Board CHINA RESOURCES PEOPLES TELEPHONE COMPANY LIMITED Jiang Wei Chairman and Non-executive Director

Hong Kong, 28 March 2006

The directors of CMHK jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the Peoples Group) and confirm, having made all reasonable enquires, that to the best of their knowledge, opinions expressed in this announcement (other than as specified above) have been arrived at after due and careful consideration and there are no other facts (other than those relating to the Peoples Group) not contained in this announcement, the omission of which would make any statements in this announcement misleading.

As at the date of this announcement, the board of directors of CMHK comprises Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Mr. Zhang Chenshuang, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Mr. Moses Cheng Mo Chi as independent non-executive directors and Sir Julian Michael Horn-Smith as a non-executive director.

The directors of Peoples jointly and severally accept full responsibility for the accuracy of the information contained in this announcement in respect of the Peoples Group and confirm, having made all reasonable enquires, that to the best of their knowledge, opinions expressed in this announcement in respect of the Peoples Group have been arrived at after due and careful consideration and there are no other facts not contained in this announcement in respect of the Peoples Group, the omission of which would make any statements in this announcement in respect of the Peoples Group misleading.

As at the date of this announcement, the board of directors of Peoples comprises Mr. Leung Kai Hung, Michael, Mr. Henshaw Charles Guy, Mr. Wong Man Kwan, Willie and Ms. Wong Leung Ka On, Charlotte as executive directors, Professor Chen Kwan Yiu, Edward, Mr. Lam Kwong Yu, Mr. Ma Chiu Cheung, Andrew and Mr. Tan Henry as independent non-executive directors and Mr. Jiang Wei, Dr. Huang Zhi Jian, Mr. Li Fu Zuo, Mr. Sinn Chung Ming, Anthony, Mr. Wu Jun and Mr. Yan Biao as non-executive directors.